Tiger Renewable Energy Ltd.
6600 Trans-Canada, Suite 519
Pointe-Claire, Quebec H9R 4S2
Canada

Via Edgar Private Correspondence Filing

March 28, 2008

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Tiger Renewable Energy Ltd.
Registration Statement on Form S-1
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Tiger Renewable Energy Ltd. (formally known as Tiger Ethanol International Inc., and referred to herein as the “Company”) has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-1 to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Registration Statement”). We hereby request the effectiveness of the Registration Statement upon filing as provided in Rule 462(b).

The Company hereby acknowledges the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities & Exchange Commission	Tiger Renewable Energy Ltd.
Registration Statement on Form S-1	March 28, 2008

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the request contained herein. Thank you very much.

Sincerely yours,

/s/ James Pak Chiu Leung
James Pak Chiu Leung
President and CEO

cc:	Travis L. Gering, Esq. - Wuersch & Gering LLP